UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2026

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

6 Ofra Haza Street ● Or Yehuda ● ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On May 5, 2026, AudioCodes Ltd. (the “Registrant” or the “Company”) issued a press release announcing financial results for the first quarter of 2026 and other matters. A copy of this press release is attached hereto as Exhibit 1 and incorporated by reference herein.

The information set forth in (a) the second, third and sixth paragraphs following the heading “Details” and the paragraphs following the heading “Share Buy Back Program and Cash Dividend” and (b) the condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; (viii) the Registrant’s Registration Statement on Form S-8, File No. 333-210438; (ix) the Registrant’s Registration Statement on Form S-8, File No. 333-230388; (x) the Registrant’s Registration Statement on Form S-8, File No. 333-264535; and (xi) the Registrant’s Registration Statement on Form S-8, File No. 333-294728.

EXHIBIT INDEX

Exhibit No.	Description
1	Press release, dated May 5, 2026, announcing financial results for the first quarter of 2026 and other matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ NIRAN BARUCH
Niran Baruch
Vice President Finance and Chief Financial Officer

Dated: May 5, 2026

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